As filed with the Securities and Exchange Commission on August 14, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Franklin Lexington Private Markets Fund

(Name of Subject Company (issuer))

Franklin Lexington Private Markets Fund

(Name of Filing Person (offeror))

Class S Shares of Beneficial Interest

(Title of Class of Securities)

353767106

(CUSIP Number of Class of Securities)

Class D Shares of Beneficial Interest

(Title of Class of Securities)

353767205

(CUSIP Number of Class of Securities)

Class I Shares of Beneficial Interest

(Title of Class of Securities)

353767304

(CUSIP Number of Class of Securities)

Class M Shares of Beneficial Interest

(Title of Class of Securities)

353767403

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA, ESQ.

SECRETARY AND CHIEF LEGAL OFFICER

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

ONE MADISON AVENUE

17TH FLOOR

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Rajib Chanda, Esq.

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Debra Sutter, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Franklin Lexington Private Markets Fund, a Delaware statutory trust (the “Fund”), to purchase for cash outstanding shares of the Fund’s shares of beneficial interest (the “Shares”), representing up to 5.0% of the Fund’s aggregate net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated August 14, 2026 and the related Repurchase Request Form which are filed as exhibits to this Schedule TO. In accordance with the rules promulgated by the Securities and Exchange Commission, the Fund may increase the number of Shares accepted for purchase by up to an additional 2.0% of the Fund’s aggregate net asset value without amending or extending the Offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Repurchase Request Form is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction” and under Section 9 (“Certain Information Concerning the Fund, the Investment Manager and the Subadvisers”) is incorporated herein by reference.

(c) The Shares are not currently traded on an established secondary trading market.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is the filing person. The information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning the Fund, the Investment Manager and the Subadvisers”) is incorporated herein by reference.

(b)-(d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

“Summary Term Sheet”;

“Introduction”;

•	Section 1 (“Terms of the Offer; Termination Date”);

•	Section 2 (“Acceptance for Payment and Payment for Shares”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 4 (“Rights of Withdrawal”);

•	Section 5 (“Source and Amount of Funds; Effect of the Offer”);

•	Section 7 (“Certain Federal Income Tax Consequences of the Offer”);

•	Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”); and

•	Section 12 (“Certain Conditions to the Offer”).

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Introduction” and under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c)-(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) and Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1)-(5) Not applicable.

(b) The information set forth in the Offer to Purchase and the related Repurchase Request Form, copies of which are filed with Exhibits ((a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

(c) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal

(a)(1)(ii)	Offer to Purchase, dated August 14, 2026

(a)(1)(iii)	Form of Letter of Transmittal and Repurchase Request Form

(a)(1)(iv)	Forms of Letters from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares

(a)(1)(v)	Form of Notice of Withdrawal of Tender

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	None.

(b)(1)	Revolving Credit Agreement, dated March 31, 2025, by and among FLEX Subsidiary LLC as borrower, and JPMorgan Chase Bank, N.A., as the Administrative Agent and Lender (incorporated by reference to Exhibit (k)(5) to the Fund’s Registration Statement filed on July 29, 2025).

(d)	None.

(e)	None.

(g)	None.

(h)	None.

107	Calculation of Filing Fee Tables

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

By:	/s/ Jane E. Trust
Name:	Jane E. Trust
Title:	Trustee, President and Chief Executive Officer

Dated: August 14, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal

(a)(1)(ii)	Offer to Purchase, dated August 14, 2026

(a)(1)(iii)	Form of Letter of Transmittal and Repurchase Request Form

(a)(1)(iv)	Forms of Letters from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares

(a)(1)(v)	Form of Notice of Withdrawal of Tender

107	Calculation of Filing Fee Tables